SKLAR WILLIAMS

______ PLLC ______

LAW OFFICES

410 South Rampart Boulevard, Suite 350

Las Vegas, Nevada 89145

(702) 360-6000 Fax: (702) 360-0000

E-Mail:  hlichtenberger@sklar-law.com

VIA EDGAR

April 1, 2025

Madeleine Joy Mateo, Esq.	Lory Empie
Susan Block, Esq.	John Spitz
Securities and Exchange Commission	Securities and Exchange Commission
Division of Corporation Finance	Division of Corporation Finance
Office of Finance	Office of Finance
Washington, D.C. 20549	Washington, D.C. 20549

Dear Ms. Mateo, Block, Empie and Mr. Spitz:

This letter sets forth the Company’s responses to the comments contained in the letter dated March 28, 2025 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Amendment Number 1 to the draft registration statement on Form S-1 of GBank Financial Holdings Inc., a Nevada corporation (the “Company”), submitted to the Securities and Exchange Commission on March 12, 2025 (the “Form S-1/A”).  The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the Form S-1/A.

In addition, we hereby submit Amendment No.2 to the Form S-1, which the Company has revised in response to the Staff’s comments and to update other disclosures.

Registration Statement on Form S-1

Cover Page

1.

We note your response to prior comment 1 and that you intend to apply to list your common stock on the Nasdaq Capital Market. Please clarify that the prices on the OTCQX Market may not be indicative of the market price on the Nasdaq Capital Market. Please revise to clarify the method by which the price of shares will be determined on the Nasdaq Capital Market if your shares begin trading on the Nasdaq Capital Market shortly after effectiveness. Refer to Item 501(b)(3) of Regulation S-K. Please revise to remove the reference to the shares being offered at prices established on the OTCQX Market during the term of the offering, if you anticipate listing on the Nasdaq Capital Market after effectiveness, or otherwise clarify prices will be established on the OTCQX Market if the shares continue to be quoted on the OTCQX Market. Please also remove the disclosure that if the shares are listed on the Nasdaq prior to effectiveness of this offering, your shares will be offered at sales prices established on Nasdaq, as the shares have not yet been listed on Nasdaq, or advise.

Response: The Company has revised the prospectus cover page to include the requested disclosure.  The Company has also amended the disclosures on pages 10 and 28 from the Company intending to apply for listing on the Nasdaq Capital Market to having applied to the Nasdaq Capital Market.

SKLAR WILLIAMS ______ LLP ______ LAW OFFICES	U.S. Securities and Exchange Commission April 1, 2025 Page 2

Prospectus Summary, page 4

2.

We note your response to prior comment 16, as well as your disclosure at page 4 that GBank is subject to primary supervision, periodic examination and regulation by the Federal Reserve System ("FRB") as its primary federal regulator. We also note your disclosure on page 67 that GBank is subject to primary supervision, periodic examination and regulation by the Federal Deposit Insurance Corporation ("FDIC"). Please revise your disclosure to clarify GBank's and GBFH's primary federal regulator or regulators and state regulator(s). We also note the disclosure that GBank is subject to regulation by the Department of Financial Services of the State of Nevada, and references at various points to acronyms NVFID, NFID or FID. Please revise to ensure consistency throughout your registration statement or advise.

Response: The Company has clarified on pages 4 and 67 that the Company is subject to the supervision of the Board of Governors of the Federal Reserve System as its primary federal regulator. The Company has disclosed on page 4 that the Board of Governors of the Federal Reserve System is the Company’s primary federal regulator. The Company has changed the acronyms NVFID and FID throughout to be consistent with the acronym NFID used in the notes to the financial statements.

Interest rate shifts may reduce net interest income and otherwise negatively impact our financial condition, page 14

3.	We note your response to prior comment 6. Please revise your disclosure to address the current interest rate environment and the effect on your business, if any, or advise.

Response:  The Company has added three risk factors related to the current interest rate environment on page 14.

Certain Relationships and Related Party Transactions, page 89

4.

We note your disclosure that certain of your shareholders have an ownership interest in BCS and that you have entered into a sponsorship and program management agreements with BCS. Please revise your disclosure to include the names of the shareholders or advise. Refer to Instruction 1.b. to Item 404(a).

Response: The Company has disclosed all officers, directors and shareholders who have an ownership interest in BCS.  Accordingly, no additions or changes are being made to the referenced disclosure on page 89.

5.

Please revise this section to include disclosure regarding any transactions since the beginning of your last fiscal year or any currently proposed transaction with Sklar Williams PLLC, or advise. Refer to Item 404 of Regulation S-K.

Response: The Company has revised the Form S-1 to include the requested disclosure on page 89.

SKLAR WILLIAMS ______ LLP ______ LAW OFFICES	U.S. Securities and Exchange Commission April 1, 2025 Page 3

Item 15. Recent Sales of Unregistered Securities, page II-1

6.

We note your disclosure that there were 107,734 and 147,150 shares of restricted stock granted to employees and directors under the Incentive Plan during the years ended December 31, 2024 and 2023, respectively. Please revise this section to disclose information as to all securities sold by you within the past three years which were not registered under the Securities Act. Refer to Item 701 of Regulation S-K.

Response:  The Company has revised its disclosure on page II-1 to include the requested disclosure.

Undertakings, page II-2

7.

We note your response to prior comment 8 and your removal of the reference to underwriters. We also note undertaking (a) in which you undertake to provide to the underwriters certificates as required by the underwriters to permit prompt delivery to each purchaser. Please revise for consistency throughout or advise.

Response: The Company has removed reference undertakings to underwriters on page II-2.

We thank the Staff for its review of the foregoing.  If you have any further comments, please feel to contact the undersigned using the contact information above.

Sincerely,

/s/ Henry Lichtenberger

Henry Lichtenberger

cc:	Edward M. Nigro (via email)
T. Ryan Sullivan (via email) Jeffery E. Whicker (via email) Alan C. Sklar, Esq. (via email) Thomas E. Puzzo, Esq. (via email)